Exhibit 99.2

NAYAX LTD. 3 ARIK EINSTEIN STREET BLDG. B, 1ST FLOOR HERZLIYA, 4659071 ISRAEL

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V21025-P96575 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
NAYAX LTD.

The Board of Directors recommends you vote FOR the following proposals:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company's Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.
			For ☐	Against ☐	Abstain ☐
								For	Against	Abstain
2.
Re-elect each of the following nominees to the Board of Directors of the Company, to hold office until the close of the Company’s annual general meeting to be held in 2024, and until the respective successor of each of the nominees is duly elected and qualified:
						3c.	Approve and ratify the terms of service of Mr. Shai Ben-Avi.	☐	☐	☐
			For	Against	Abstain			Yes	No
						3ca	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 3c above? Response required for vote to be counted.	☐	☐
	2a.	Mr. Yair Nechmad	☐	☐	☐

	2b.	Mr. David Ben-Avi	☐	☐	☐
								For	Against	Abstain
	2c.	Mr. Amir Nechmad	☐	☐	☐	3d.	Approve and ratify the terms of employment of Ms. Tal Tannenbaum.	☐	☐	☐

	2d.	Mr. Nir Dor	☐	☐	☐			Yes	No
						3da	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 3d above? Response required for vote to be counted.	☐	☐
	2e.	Mr. Reuven Ben Menachem	☐	☐	☐

3.	Remuneration of relatives of the controlling shareholders:
								For	Against	Abstain
	3a.	Approve and ratify the terms of employment of Mr. Oded Frenkel.	☐	☐	☐	3e.	Approve and ratify the terms of employment of Mr. Arnon Nechmad.	☐	☐	☐
			Yes	No
	3aa	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 3a above? Response required for vote to be counted.	☐	☐				Yes	No
						3ea	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 3e above? Response required for vote to be counted.	☐	☐

			For	Against	Abstain
	3b.	Approve and ratify the terms of employment of Mr. Reuven Amar.	☐	☐	☐
			Yes	No		NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
	3ba	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 3b above? Response required for vote to be counted.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
 The Notice and Proxy Statement is available at www.proxyvote.com.

V21025-P96575

NAYAX LTD.
 ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 12, 2023, 4:00 P.M. ISRAEL TIME
 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Sagit Manor and Gal Omer, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NAYAX LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on September 12, 2023, at 4:00 p.m. Israel time, at 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya, 4659071 Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. To the extent permitted by law and applicable stock exchange requirements, if no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side